The registrant is not aware of any outstanding report required to be filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934 by any board member or officer. During the fiscal year ended December 31, 2010, Ms. Kathleen Dennis, a board member, inadvertently failed to timely file a report of an initial purchase of registrant shares on Form 4.